Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Ayr Wellness Inc. (“AYR” or the “Company”)

2601 South Bayshore Drive, Suite 900

Miami, FL 33133

United States of America

Item 2.	Date of Material Change

July 30, 2025

Item 3.	News Release

A news release disclosing the material change was issued by the Company through GlobeNewswire on July 30, 2025. The news release was disseminated via a widely circulated news service and was subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR+) and on the Company’s website.

Item 4.	Summary of Material Change

On July 30, 2025, AYR entered into a restructuring support agreement (“RSA”) with an ad hoc committee (the “Ad Hoc Committee”) of the Company’s consenting senior noteholders (the “Consenting Senior Noteholders”) holding a supermajority of the Company’s senior notes (the “Senior Notes”). The RSA, subject to the terms and conditions thereof, provides a framework for implementing a comprehensive balance sheet restructuring of the Company through the consummation of certain restructuring transactions, including (i) a sale of certain specified assets to holders of the Senior Notes pursuant to an asset purchase agreement and a public disposition of collateral pursuant to Article 9 of the Uniform Commercial Code by means of a credit bid to the extent such credit bid is the winning bid at the Article 9 auction, (ii) a secured bridge loan facility of up to US $50 million, (iii) an orderly liquidation or wind-down of the Company’s remaining assets, (iv) to the extent the credit bid is the winning bid at the Article 9 auction, the equitization of the credit bid portion of the Senior Notes into 100% of the equity (subject to dilution by a management incentive plan and the conversion of certain premiums under the bridge loan facility, as applicable) issued by a newly formed entity (“NewCo”) in connection with the consummation of the Asset Sale Transaction (as defined below), and (v) a conversion of all outstanding principal and accrued interest under the bridge facility into a take-back debt facility issued by NewCo.

Item 5.	Full Description of Material Change

5.1      Full Description of Material Change

The RSA, dated July 30, 2025, was executed among AYR, certain of its direct and indirect subsidiaries and affiliates, and the Consenting Senior Noteholders. Subject in each case to the terms and conditions of the RSA and definitive documentation in accordance therewith, the principal terms are summarized below:

(a)	Asset Sale Transaction

The Consenting Senior Noteholders have agreed, subject to definitive documentation, to purchase specified assets of AYR located in Florida, Ohio, Nevada, New Jersey, Pennsylvania and Virginia (collectively, the “Purchased Assets”) and to assume certain related liabilities upon a successful credit bid at a consensual public disposition of collateral under Article 9 of the Uniform Commercial Code (the “Asset Sale Transaction”). The credit bid amount will correspond to a portion of the outstanding principal, accrued interest and fees under the Senior Notes. AYR will continue to explore transactions for any assets not included in the Asset Sale Transaction in order to maximize value and minimize liabilities.

(b)	Bridge Facility

The Ad Hoc Committee will provide a senior secured multiple-draw term loan facility (the “Bridge Facility”) in an aggregate principal amount of up to US $50 million. The Bridge Facility will be secured by liens that rank pari passu with the existing Senior Notes. Interest will accrue at a rate of 14% per annum, payable in kind on a monthly basis. Certain premiums payable to Bridge Facility lenders will be fully due and payable upon the earlier of (x) any repayment of the loans under the Bridge Facility, and (y) the consummation of the Asset Sale Transaction, and may be converted, at the lenders’ election, into equity of NewCo. On the effective date of the Asset Sale Transaction, all outstanding amounts under the Bridge Facility will convert, on a dollar-for-dollar basis, into a new take-back debt facility to be issued by NewCo.

(c)	Treatment of Senior Notes

Following consummation of the Asset Sale Transaction, the credit-bid portion of the Senior Notes will be cancelled, and the holders thereof will receive their pro rata share of 100% of the equity of NewCo, subject to dilution from a management incentive plan and the potential equitization of Bridge Facility premiums. The residual balance of the Senior Notes (other than the credit-bid amount) will remain outstanding against AYR and will be entitled to receive net cash proceeds, if any, from the monetization of assets remaining following the wind-down.

(d)	Liquidation and Wind-Down

After conclusion of the Article 9 sale auction, AYR will commence proceedings under the Companies’ Creditors Arrangement Act (Canada) in the Supreme Court of British Columbia to facilitate a court-supervised liquidation of AYR. Certain U.S. subsidiaries of AYR may thereafter initiate ancillary state law proceedings to wind down their business operations. Proceeds realized from the disposition of remaining assets will be distributed in accordance with the priority waterfall among secured creditors and applicable law.

(e)	Conditions, Milestones and Covenants

The RSA contains customary milestones for completion of the Asset Sale Transaction, entry of Canadian and U.S. court orders, closing of the Bridge Facility, and consummation of the wind-down. Pending completion of the restructuring, the Consenting Senior Noteholders have agreed to forbear from exercising remedies for specified defaults under the Senior Notes, and AYR has agreed to comply with specified operational and financial covenants. The RSA may be terminated by specified parties upon the occurrence of customary termination events, including failure to meet milestones or breach of covenants.

5.2      Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The following senior officer of the Company is knowledgeable about the material change and the Material Change Report, and may be contacted as follows:

Scott Davido – Interim Chief Executive Officer

Telephone: (612) 839-7013

Item 9.	Date of Report

This Material Change Report is dated August 8, 2025

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